EX.99.IND.PUB.ACCT
Changes in Registrant’s Certifying Accountant

As of August 31, 2017, Deloitte & Touche LLP (“Deloitte”) was replaced as the Independent Registered Public Accountant for the Funds.

The reports of Deloitte on the financial statements of the Funds for the past two fiscal years ended August 31, 2015 and August 31, 2016 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with its audits for the two most recent fiscal years ended August 31, 2015 and August 31, 2016 and through August 31, 2017, there have been no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte would have caused them to make reference thereto in their report on the financial statements for such years.

The Funds, with the approval of its Board of Trustees and its Audit Committee, engaged Cohen & Company, Ltd. as the new Independent Registered Public Accountant, effective as of August 31, 2017.

Trust for Professional Managers (the “Trust”) has provided Deloitte with a copy of the disclosures required by Item 304(a) of Regulation S-K contained in this Current Report on Form N-CSR and has requested that Deloitte furnish the Trust with a letter addressed to the Securities and Exchange Commission stating whether Deloitte agrees with the statements made by the Trust in this Current Report on Form N-CSR. A copy of Deloitte’s letter, dated October 27, 2017, is filed as Exhibit 1 to this Current Report on Form N-CSR.